FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 12 July 2023

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NatWest Group plc

12 July 2023

NatWest Group plc

2022/23 Bank of England stress test results

12 July 2023

NatWest Group ("the Group") notes the announcement made today by the Bank of England ("BoE") regarding the results of its 2022 stress test. The test explores whether the Group has sufficient capital to withstand a severe but plausible outcome starting with the Group's balance sheet as at 30 June 2022, and compares the theoretical Common Equity Tier 1 ("CET1") ratio and Tier 1 leverage ratio positions of the Group before and after the impact of strategic management actions.

The 2022/23 stress test also assesses NatWest Holdings Group (“NWH Group”) against the same scenarios.

IFRS 9 Transitional basis

The Group's low point CET1 ratio would have been 11.1% on a minimum stressed ratio basis after the impact of strategic management actions. This is above the Group's 7.0% hurdle rate (please refer to definitions in notes below the table).

The Group's Tier 1 leverage ratio would have been 5.2% after the impact of strategic management actions. This is above the hurdle rate of 3.7%.

NWH Group’s low point CET1 ratio would have been 9.7% on a minimum stressed ratio basis after the impact of strategic management actions. This is above NWH Group’s 7.2% hurdle rate.

NWH Group’s Tier 1 leverage ratio would have been 5.2% after the impact of strategic management actions. This is above the hurdle rate of 3.8%.

IFRS 9 Non-transitional basis (fully loaded)

The Group's low point CET1 ratio would have been 11.1% on a minimum stressed ratio basis after the impact of strategic management actions. This is above the Group's 6.2% hurdle rate (please refer to definitions in notes below the table).

The Group's Tier 1 leverage ratio would have been 5.1% after the impact of strategic management actions. This is above the hurdle rate of 3.3%.

NWH Group’s low point CET1 ratio would have been 9.7% on a minimum stressed ratio basis after the impact of strategic management actions. This is above NWH Group’s 7.2% hurdle rate.

NWH Group’s Tier 1 leverage ratio would have been 5.0% after the impact of strategic management actions. This is above the hurdle rate of 3.3%.

Commenting on the results, Katie Murray, Chief Financial Officer, said:

“The 2022/23 ACS stress testing exercise has once again highlighted NatWest Group’s all weather balance sheet enabling us to support our customers and the economy, delivering sustainable value creation and strong distributions for shareholders.

Banks in the UK play a vital role in supporting our economy and these results provide further confidence that we are able to withstand a severe shock; keeping our customers’ money safe and continuing to lend, even when times are tough.”

Table: Projected consolidated solvency ratios in the stress scenario – NatWest Group

	Actual (June 2022)	Minimum stressed ratio (before strategic management actions)		Minimum stressed ratio (after the impact of strategic management actions)		Hurdle rate	Actual (March 2023)
IFRS 9 Transitional
Common equity Tier 1 ratio (a) (b)	14.3%	10.3	%(g)	11.1%		7.0%	14.4%
Tier 1 capital ratio (c)	16.4%	12.4	%(g)	13.2	%(g)		16.6%
Total capital ratio (d)	19.3%	15.5	%(g)	16.4	%(g)		19.6%
Memo: risk-weighted assets (£ bn)	180	214	(g)	207	(g)		178
Memo: CET1 (£ bn)	26	22	(g)	23	(g)		26
Tier 1 leverage ratio (a) (e)	5.2%	5.2	%(h)	5.2%		3.7%	5.4%
Memo: leverage exposure (£ bn)	571	571	(h)	571	(h)		544
IFRS 9 non-transitional
Common equity Tier 1 ratio (f)	14.1%	10.5%		11.1%		6.2%	14.3%
Tier 1 leverage ratio(e)(f)	5.1%	4.9%		5.1%		3.3%	5.4%

Sources: Participating banks’ STDF data submissions.

(a) The low points for the common equity Tier 1 (CET1) ratio and leverage ratio shown in the table do not necessarily occur in the same year of the stress scenario and correspond to the year where the minimum stressed ratio is calculated after strategic management actions. There is no conversion of banks’ AT1 instruments in the stress.

(b) The CET1 capital ratio is defined as CET1 capital expressed as a percentage of the total risk exposure amount (risk-weighted assets or RWAs), where CET1 capital and RWAs are determined in accordance with the CRR.

(c) The Tier 1 capital ratio is defined as Tier 1 capital expressed as a percentage of RWAs, where Tier 1 capital is defined as the sum of CET1 capital and additional Tier 1 capital determined in accordance with the CRR.

(d) The Total capital ratio is defined as total capital expressed as a percentage of RWAs, where total capital is defined as the sum of Tier 1 capital and Tier 2 capital determined in accordance with the CRR.

(e) The Tier 1 leverage ratio is Tier 1 capital expressed as a percentage of the leverage exposure measure, as defined in Article 429(2) of the Leverage Ratio (CRR) part of the PRA Rulebook. If a firm does not have sufficient CET1 capital to meet 75% of the leverage ratio minimum requirement and 100% of its leverage ratio buffers (as required by PRA rules), additional Tier 1 capital has been capped at 25% of the leverage ratio minimum requirement for the purpose of calculating the Tier 1 leverage ratio.

(f) The low point year for the non-transitional IFRS 9 may differ to the low point year on a transitional IFRS 9 basis.

(g) Corresponds to the same year as the minimum CET1 ratio over the stress scenario after strategic management actions.

(h) Corresponds to the same year as the minimum leverage ratio over the stress scenario after strategic management actions.

For further information, please contact:

Investor Relations

+44 (0) 20 7672 1758

Media Relations

+44 (0) 131 523 4205

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'would have been', 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the current economic environment, its economic and political risks, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its purpose-led strategy, its environmental, social and governance and climate-related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to replacement risk free rates and NatWest Group's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2022 Annual Report on Form 20-F, NatWest Group plc's Interim Management Statement for Q1 2023 on Form 6-K, and its other filings with the US Securities and Exchange Commission. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)
Date:	12 July 2023	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary